SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934*

MBIA INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

55262C100
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

March 12, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
	Warburg Pincus Private Equity X, L.P.
	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	26-0849130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
				(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT			☐
	TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
			71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	30.44%†‡*
14	TYPE OF REPORTING PERSON
	PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc. (“MBIA”) pursuant to open market transactions on March 9, 10 and 12, 2009 by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X may be exercisable and that are included in the amount beneficially owned by WP X above.

1	NAME OF REPORTING PERSONS
Warburg Pincus X, L.P.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
24-0403670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Warburg Pincus X LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
26-0403605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Warburg Pincus Partners, LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-4069737
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Warburg Pincus & Co.
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-6358475
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Warburg Pincus LLC
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
13-3536050
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Charles R. Kaye
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

1	NAME OF REPORTING PERSONS
Joseph P. Landy
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	NUMBER OF	7	SOLE VOTING POWER
	SHARES		0
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		40,819,215†§
	EACH	9	SOLE DISPOSITIVE POWER
	REPORTING		0
	PERSON WITH	10	SHARED DISPOSITIVE POWER
71,486,898†‡
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,486,898†‡
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.44%†‡*
14	TYPE OF REPORTING PERSON
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes open market purchases of 2,610,097 shares of Common Stock pursuant to open market transactions on March 9, 10 and 12, 2009 by WP X, as set forth on Exhibit 99.2, representing approximately 1.11% of the outstanding shares of Common Stock. The remaining increase in beneficial ownership in this box is due to the inclusion of certain warrants, the exercise of which may be subject to approval by the New York State Insurance Department that WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received). The warrants held by WP X are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5. In the event the warrants held by WP X are exercised prior to receipt of such regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.
§ Includes warrants held by WP X that are exercisable for a total of 25,327,646 shares of Common Stock, as further detailed in Item 5.
* Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X are exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants).

     This Amendment No. 3 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 30, 2008 and as amended by Amendment No. 1 on February 14, 2008 and by Amendment No. 2 on March 9, 2009 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by inserting the following at the end thereof:

    WP X purchased a total of 2,610,097 shares of Common Stock pursuant to the open market transactions set forth on Exhibit 99.2 for $8,177,331.26, net of brokerage amounts. WP X obtained the funds from working capital.

Item 5. Interest in Securities of the Issuer

     Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

    (a)     WP X (i) is the beneficial owner of 15,491,569 shares of Common Stock (over which it exercises both voting and investment power), (ii) is the indirect beneficial owner of the 9,951,760 Voting Trust Shares (over which it exercises investment power), (iii) is the indirect beneficial owner of the 18,105,826 Voting Trust II Shares (over which it exercises investment power), (iv) may be the beneficial owner of warrants exercisable for a total of 25,327,646 shares of Common Stock (the exercise of which may be subject to approval by the New York State Insurance Department, which WP X expects to receive within 60 days (provided that no assurances can be made as to when or whether such approval will be received)), and (v) is the indirect beneficial owner of 2,610,097 shares of Common Stock (over which it exercises investment power) which were purchased pursuant to the open market transactions set forth on Exhibit 99.2 and will be deposited by WP X into a voting trust pursuant to a Voting Trust II Agreement), collectively representing approximately 30.44% of the outstanding shares of Common Stock (percentages in this Item 5 are based on the 209,516,215 shares of MBIA Common Stock outstanding as of March 4, 2009, based on information provided by MBIA, plus the 25,327,646 shares of Common Stock for which warrants issued to WP X may be currently exercisable (as adjusted by certain anti-dilution adjustments under the terms of such warrants)).

     The warrants that are, subject to the foregoing, exercisable for a total of 25,327,646 shares of Common Stock are composed of warrants, exercisable for a total of 11,502,704 shares of Common Stock, B-warrants exercisable for a total of 9,824,942 shares of Common Stock and B2-warrants exercisable for a total of 4,000,000 shares of Common Stock. In the event the warrants held by WP X are exercised prior to receipt of the foregoing insurance regulatory approval, the underlying shares of Common Stock will be placed into a voting trust agreement.

     Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 71,486,898 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the warrants in which WP X has beneficial ownership.

     (b)     See Item 5(a) above.

     Item 5(c) is hereby amended by inserting the following at the end thereof:

     (c)     The 2,610,097 shares of Common Stock purchased by WP X, as set forth in Exhibit 99.2, will be deposited by WP X into a voting trust pursuant to the Voting Trust II Agreement. Except as set forth in Exhibit 99.2, since the most recent filing on Schedule 13D, no other transactions in shares of the Common Stock or derivative securities were effected by the Warburg Pincus Reporting Persons.

Item 6. Interest in Securities of the Issuer

     Item 6 is hereby amended by inserting the following at the end thereof:

    The 2,610,097 shares of Common Stock purchased by WP X, as set forth in Exhibit 99.2, will be deposited by WP X into a voting trust pursuant to the Voting Trust II Agreement. A summary of the Voting Trust II Agreement is included in Amendment No. 1 and is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Trust II Agreement, a copy of which is being filed as Exhibit 9 to this Schedule 13D, and which is incorporated herein by reference.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2009

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole member
By:	Warburg Pincus & Co., its managing member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners, LLC, its sole
member
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co., its managing
member
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY
By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus
Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P.,
Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co.,
Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy*

Exhibit 2	Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on
February 7, 2008)

Exhibit 3	Warrant, dated as of January 30, 2008, to purchase 8,698,920 Shares of Common
Stock of MBIA Inc.*

Exhibit 4	B-Warrant, dated as of January 30, 2008, to purchase 7,430,112 Shares of Common
Stock of MBIA Inc.*

Exhibit 5	Voting Trust Agreement, dated as of January 30, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P. and U.S. Bank National Association*

Exhibit 6	B2-Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 7	B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common
Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current
Report on Form 8-K, filed on February 7, 2008)

Exhibit 8	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit
10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

Exhibit 9	Voting Trust II Agreement, dated as of February 13, 2008, by and among MBIA Inc.,
Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. and U.S.
Bank National Association*

Exhibit 10	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and
Warburg Pincus Private Equity X, L.P.*

Exhibit 99.1	Trading Data*

Exhibit 99.2	Trading Data

*Previously filed.